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September 29, 2023	WASHINGTON, D.C.
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U.S. Securities and Exchange Commission	FRANKFURT
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SÃO PAULO
Attention: James Lopez	SEOUL
Robert Arzonetti	SHANGHAI
Robert Klein	SINGAPORE
Cara Lubit	TOKYO
TORONTO

Re:	Banc of California, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 27, 2023
File No. 001-35522

Ladies and Gentlemen:

On behalf of Banc of California, Inc. (the “Company”), set forth below is the Company’s response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2022 filed on February 27, 2023 (the “Form 10-K”).

Set forth below is the response of the Company to the comment of the Staff’s letter to the Company, dated September 21, 2023, relating to the Form 10-K. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold and italics herein. The Company has provided its response immediately after the numbered comment.

General

1.	Please advise us how you plan to consider, in your future filings, the disclosures on the comments issued on the Form S-4.

Response: We respectfully advise the Staff that the Company is committed to conforming the disclosure in its future filings to comply with the comments in the Staff’s letter dated September 20, 2023 relating to the Company’s Registration Statement on Form S-4 filed on August 28, 2023 (the “Form S-4”), along with any additional comments that the Staff may provide in connection with the Form S-4. We hereby confirm the Company’s future filings will reflect changes corresponding to the disclosure updates that will be made to the Form S-4 in response to the Staff’s comments.

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Any comments or questions regarding the foregoing should be directed to the undersigned at (212) 735-3554. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Sven Mickisch
Sven Mickisch
Partner

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

CC:	Jared Wolff, Banc of California, Inc.
Ido Dotan, Banc of California, Inc.
Joseph Kauder, Banc of California, Inc.
Matthew Nemeroff, Skadden, Arps, Slate, Meagher & Flom LLP